Exhibit 99.143
Blue Pearl Mining Ltd. (formerly Patent Enforcement and Royalties Ltd.)
Management’s Discussion and Analysis
For the three months ended March 31, 2006
This Management Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Blue Pearl Mining Ltd. (“Blue Pearl” or “the Company”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the periods ended March 31, 2006 and 2005 along with the Company’s MD&A and the audited consolidated financial statements for the year ended December 31, 2005. All amounts referred to are expressed in Canadian dollars unless otherwise indicated.
Additional information about Blue Pearl, including quarterly and annual reports and the Annual Information Form (AIF), is available on-line at www.sedar.com.
Auditor Involvement
The auditor of Blue Pearl Mining Ltd. has not performed a review of the unaudited financial statements for the three months ended March 31, 2006 and 2005.
Overview
In April 2005, the shareholders of Patent Enforcement and Royalties Ltd. (“PEARL”) approved the change of business of PEARL from patent enforcement to mining and the change of name from PEARL to Blue Pearl Mining Ltd. Blue Pearl will wind down the patent enforcement business as cases are settled or abandoned.
In April 2005 Blue Pearl also acquired its principal asset, the Davidson Property. The Davidson Property is a molybdenum deposit located near Smithers, British Columbia. The Company is advancing this project to the feasibility stage and subsequently into production. An industry-leading engineering firm has been engaged to complete the feasibility study. Other consultants with certain specific knowledge in mineral reserves, environmental studies and mine planning are also providing input to the study. As part of the feasibility study a program of underground infill drilling is underway on the Main Deposit. In addition, the Company is conducting exploration drilling to test a second mineralized zone beneath the existing workings. The feasibility study is expected to be completed in the third quarter of this year. The environmental permitting for the project is also in progress and is expected to be completed later in 2006.
Results of Operations
Expenses increased in the first quarter of 2006 by $3,379,189 from the comparable 2005 quarter. In 2006 the Company continues to work towards its plan to bring the Davidson Property into production. Davidson Property exploration and development expense was $2,623,377 in the first quarter of 2006 compared to nil in 2005. Project activities included rehabilitating the underground workings, constructing new drill stations, infill drilling on the Main Deposit and exploration drilling of a second mineralized zone beneath the existing workings, continuation of the feasibility study including a resource estimate and a mine plan, environmental baseline studies, community consultation and environmental assessment application.

Blue Pearl Mining Ltd. (formerly Patent Enforcement and Royalties Ltd.)
Management’s Discussion and Analysis
For the three months ended March 31, 2006
General and administrative expense also increased by $171,448 in 2006 over 2005 as the Company became active, hired more staff and opened new offices. Included in these costs are office and administrative services costing $75,000 (2005 — $15,000) provided by Glencairn Gold Corporation that has certain common directors and officers with the Company. In 2005 the Company was winding down its patent enforcement activities and general and administrative costs were relatively small.
Stock option expense increased to $577,966 in 2006 from nil in the previous period as new staff and directors were added and granted options in 2006.
Liquidity and Capital Resources
At March 31, 2006 the Company had cash and cash equivalents of $5,923,523 and working capital of $5,914,735.
In February 2006, the Company closed a private placement financing of 500,000 units at a price of $0.80 per unit for gross proceeds of $400,000. Each unit consisted of a common share, an “A” warrant and 0.4 of a “B” warrant. Each whole “A” warrant entitles the holder to purchase one common share at a price of $1.00 and each whole “B” warrant entitles the holder to purchase one common share at a price of $0.80 for two years from the closing of the private placement.
In April 2006, the Company closed another private placement of 1,085,000 flow-through common shares priced at $2.85 per share for gross proceeds of $3,092,250. Blue Pearl also issued compensation options entitling the agents to purchase 75,950 common shares at $2.85 per share until April 5, 2008.
Cash at March 31, 2006 and from the subsequent financing in April 2006 is expected to be adequate to complete the Davidson Property feasibility study and fund the Company’s working capital requirements to the end of 2006. Additional financings will be required to complete future production facilities.
Outlook
The Company is continuing the activities to bring the Davidson Property into production. The environmental permitting process, the reserve report and the mine plan are expected to be complete in 2006 and this will enable the feasibility study to also be completed in 2006. The feasibility study is focused on commencing mining with a high-grade portion of the Davidson Property’s Main Deposit, shipping ore to an area processing facility and constructing a 2000-tonne-per-day milling circuit.
While the feasibility study has concentrated on the Main Deposit at the Davidson Property exploration drilling has also been taking place on the Lower Zone. The drill results received to date have confirmed the potential of this deposit.
In February 2006, the Company signed a non-binding Memorandum of Understanding (“MOU”) with Endako Mines (a joint venture of Thompson Creek Mining Ltd. and Sojitz Moly Resources Inc.) for construction of a milling circuit to process ore from Blue Pearl’s Davidson Property at Endako’s mine site near Fraser Lake, British Columbia. Blue Pearl will build, at its expense, a milling circuit capable of processing 2,000 tonnes of ore per day and producing saleable molybdenum concentrate at the Endako Mine, approximately 200 km by road from the Davidson Project. Blue Pearl will benefit from Endako’s existing infrastructure. Under the terms of the MOU, Endako will provide the management, supplies and personnel to operate the Blue Pearl circuit and will be responsible for its maintenance. Blue Pearl will pay Endako for the costs of operating the circuit.
Blue Pearl Mining Ltd. (formerly Patent Enforcement and Royalties Ltd.)
Management’s Discussion and Analysis
For the three months ended March 31, 2006
On signing of a definitive agreement, which is expected to take place before May 31, 2006, Blue Pearl will pay Endako US$5 million, half of which may be paid, at Blue Pearl’s discretion, in Blue Pearl shares. Blue Pearl will also pay to Endako a sliding-scale fee based on the market price of molybdenum, ranging from US$0.80 to US$2.00 per pound of molybdenum produced, subject to a minimum monthly fee.
The MOU allows for separate agreements to deal with the roasting and marketing of Blue Pearl’s concentrate.
The Company expects to have the mine on the Davidson Property and the Endako milling circuit in production by late 2007.
Summary of Quarterly Results
(Canadian$ in thousands, except per share amounts)

	June 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31
	2004	2004	2004	2004	2005	2005	2005	2006
Revenue	—	—	651	—	33	64	60	60
Net earnings (loss)	(108)	(73)	408	(292)	(645)	(889)	(2,800)	(2,891)
Earnings (loss) per share – basic and diluted	(0.00)	(0.00)	0.02	(0.01)	(0.03)	(0.04)	(0.07)	(0.06)

Total assets	329	281	910	10,868	9,841	10,672	9,445	7,794
Outstanding Share Data
Common shares and convertible securities outstanding at May 11, 2006 were:

	Expiry		Securities	Common Shares
Security	Date	Exercise Price	Outstanding	on Exercise
Common shares	n/a		48,133,428	48,133,428
Warrants	Feb.3, 2008	$0.70 to $1.00	7,751,325	7,751,325
Share options	Oct. 20, 2006 to	$0.15 to $0.70
	Aug. 11, 2010		3,743,500	3,743,500

				59,628,253

May 11, 2006